FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of

July, 2015

Commission File Number: 001-13240

Empresa Nacional de Electricidad S.A.

National Electricity Co of Chile Inc

(Translation of Registrant's Name into English)

Santa Rosa 76,

Santiago, Chile

(56) 22630 9000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

SIGNIFICANT EVENT

Empresa Nacional de Electricidad S.A.

Securities Registration Record N° 0114

                                                                                                           Santiago, July 02, 2015
Ger. Gen. N°  097/2015

Mr. Carlos Pavez T.
Superintendent of Securities and Insurance
Superintendence of Securities and Insurance
Av. Libertador Bernardo O’Higgins N°1449
Santiago, Chile

                                                                                                                          Ref.:     Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2, under Securities Market Law N°18,045, and as established under General Norm N° 30 of the Superintendence, duly authorized on behalf of Empresa Nacional de Electricidad S.A. (“Endesa Chile” or the “Company”), I hereby inform you of the following significant event:

On July 1, 2015, the Bocamina II power plant became available for economically dispatch by the CDEC – SIC Operation Center, after obtaining the required authorizations and completing an operational testing period that began during the first week of June.

The commissioning of the power plant was the result of two factors:

1.       The Environmental Qualification Resolution (RCA in its Spanish acronym) N° 128 dated April 2, 2015, issued by the Evaluation Commission of Biobío Region, approved the “Optimization Bocamina Thermoelectric Power Plant, Second Unit” project .

2.       The favorable Environmental Superintendence pronouncement enabled the Bocamina Thermoelectric Power Plant, Second Unit to operate using a marine measurement system, as ordered by the Supreme Court. The Superintendence made a pronouncement through the Resolution. Ex. N ° 405, enacted on May 20, 2015.

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

The financial effects caused by the interruption of the power plant, amounted to US$ 370 million reduced operating income for the Company since the December 2013 interruption. This amount includes the financial effects which were informed in the significant event of March 4, 2014.

Sincerely yours,

Valter Moro

Chief Executive Officer

c.c.:     Superintendent of Pensions

-          Santiago Stock Exchange - General Management

-          Electronic Exchange of Chile - General Management

-          Valparaiso Stock Exchange - General Management

-          Fitch Ratings Risk Ltda. - General Management

-          Feller Rate Risk Rating Ltda -. (At .: Mr. Nicholas Martorell)

-          Risk Classification Commission - General Management (At. : Alejandro Muñoz)

-          Bondholders (At. : Mr. Andrés Sepúlveda)

-          Central Securities Depository - General Management

-          Sr. Fabio Bonomo

-          Sra. Filipa Ramos

-          Enersis S.A. - General Management

-          Enersis S.A. – Legal

-          Enersis S.A. - Audit

-          Enersis S.A. - Regional Finance

-          Enersis S.A. - Communications

-          Enersis S.A. - Compliance and Capital Markets

-          Endesa Chile - Administration and Finance

-          Endesa Chile - Communications

-          Endesa Chile - Accounting

-          Endesa Chile - Legal

-          Endesa Chile - Investor Relations

Endesa  - Teléfono (56-2)26309000 - Casilla 1557 - Correo Central - Santiago de Chile

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EMPRESA NACIONAL DE ELECTRICIDAD S.A.
BY:	/S/ Valter Moro
Valter Moro Chief Executive Officer

Dated: July 3, 2015